Exhibit 99.1

FOR IMMEDIATE RELEASE - Monday, December 14, 2009 - CALGARY, ALBERTA - PETROFLOW ENERGY LTD. (TSX Symbol - PEF; NYSE Amex Symbol - PED)

PETROFLOW  ENERGY  LTD. ANNOUNCES RESIGNATION OF CHIEF FINANCIAL OFFICER.

CALGARY, Petroflow Energy Ltd. ("Petroflow" or the "Company") announces the resignation of Duncan Moodie, Chief Financial Officer of the Company. The Board has appointed Mr. Tucker Franciscus to the position of interim Chief Financial Officer. Mr Franciscus has been working for Petroflow for several months as a financial consultant and is familiar with the company’s financial systems.

The Board of Directors and management wish to thank Mr. Moodie for his service to the Company and wish him well in his future endeavours.

For additional information, please contact the following:

Mr. Sanford Andrew, President & COO
Petroflow Energy Ltd.
307.277.2145
www.petroflowenergy.com

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